Mail Stop 3561

                                                                   August 8,
2018

       Xiaoyang Huang
       Chief Executive Officer
       HiTek Global Inc.
       Unit 304, No. 30 Guanri Road, Siming District,
       Xiamen City, Fujian Province
       People's Republic of China


                 Re:   HiTek Global Inc.
                       Draft Registration Statement on Form F-1
                       Submitted July 13, 2018
                       CIK No. 0001742341

       Dear Ms. Huang:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

           1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

           2. Please tell us whether you will be deemed a "controlled company" as defined by the market on which you intend to list your common stock and, if so, whether you intend to rely on any exemptions available to controlled companies. If applicable, please disclose in the prospectus summary that you are a controlled company, and include a risk factor that discusses the effect, risks and uncertainties of being designated a controlled company.
 Xiaoyang Huang
HiTek Global Inc.
August 8, 2018
Page 2

Registration Statement Facing Page

    3. We note that you have not marked the box indicating that the securities are being offered on a delayed or continuous basis pursuant to Rule 415. However, from a description of the offering, it appears that you are offering the securities on a delayed or continuous basis given that your offering will not terminate until you have sold the minimum offering amount or 90 days from the effective date of the registration statement, whichever is earlier. Please revise your registration statement cover page or advise us why you believe that this is not an offering under Rule 415.

Prospectus Cover page

    4. Revise to include a reference to the over-subscription privilege that you refer to elsewhere in your prospectus. This comment also applies to your Use of Proceeds discussion.

Prospectus Summary, page 1

Overview, page 1

    5. Define your references to "active users" and "service subscriptions." In doing so, please clarify which software and/or services these users are utilizing. In this regard, we note that you define "subscribed users" on page 50, which appears to be a term unique to your
       ACTCS clients.

Our Competitive Strengths, page 2

    6. If you choose to highlight your strengths in the summary, please balance that disclosure with a discussion of the principal challenges or weaknesses and the risks and limitations facing you.

Our Business Strategies, page 3

    7. Clarify your bullet-point references to "deploy" and "complete the construction" of your full-service platform. If your intent to "deploy" is a reference to limited functionality within your platform please revise to state as much so that it is clear what you intend to offer in 2018-2020 vs. 2021-2023.

The Offering, page 5

    8. We note here you disclose the "estimated" initial public offering price rather than a price range as you did on the prospectus cover page. Please reconcile your disclosures to consistently refer to the initial public price, without estimation, in the same manner.
 Xiaoyang Huang
HiTek Global Inc.
August 8, 2018
Page 3

Management's Discussion and Analysis of Financial Conditions and Results of Operations

    9. Please provide a contractual obligations table to include minimum lease payments under your operating lease agreements. See Item 5.F.1 of Form 20-F.

Overview, page 32

    10. Please expand your overview section to provide a balanced, executive-level discussion that identifies the most important themes or other significant matters with which management is concerned primarily in evaluating the company's financial condition and operating results. This should include, but not limited to, discussing economic or industry-wide factors relevant to you, and giving insight into material opportunities, challenges and risk, such as those presented by known material trends and uncertainties, on which your executives are most focused for both the short and long term, as well as the actions they are taking to address those opportunities, challenges and risks. For guidance see Item 5.D. of Form 20-F and SEC Release No. 33-8350.

    11. Also, we noticed that revenues from your software and IT services increased dramatically in the last fiscal year. We further note that your cost of revenues were dramatically down. Please explain the underlying reasons for these changes or trends and whether you believe they will continue.

Results of Operations

Year Ended December 31, 2017 Compared to Year Ended December 31, 2016, page 35

    12. We note your disclosure that revenues from CIS Software and IT services increased during the period presented. Please provide additional detail addressing the reasons for this increase and decrease in hardware sales. For example, please discuss price and/or volume changes, and any other material factors affecting your revenues.

Liquidity and Capital Resources, page 37

    13. Please disclose how cash is transferred to your PRC subsidiaries and VIE, and conversely, how earnings and cash are transferred from your PRC subsidiaries and VIE to your entities outside the PRC. Please also disclose restrictions that impact the ability to transfer cash within your corporate structure. Finally, please disclose the amount of cash and cash equivalents denominated in RMB and USD.

    14. Please disclose the nature (hardware and/or tax devices) of the sales demand at year end
        2017 for which you made advances to suppliers.

    15. Please discuss uncertainties that may result in deconsolidation of the VIE.
 Xiaoyang Huang
HiTek Global Inc.
August 8, 2018
Page 4

Business, page 41

    16. Please revise to describe the method of distribution of your products and services. We note your reference to a retail storefront but it is not clear how you otherwise intend to procure customers, especially if you intend to reduce your focus on sales of hardware and increase sales of services.

    17. Explain your research and development efforts, considering you expect a portion of your offering proceeds to be devoted to those efforts. In this regard, clarify whether your software revenues are exclusively from software you develop, such as CIS, or if you re-
        sell the software developed by third parties or both.

Principal Shareholders, page 61

    18. We note the paragraph that follows your table, which identifies the entities that were issued 10,987,679 common shares. Please revise to clarify, if true, that 8,192,000 of these shares are represented in the table above in the form of Class A Ordinary Shares and identify the entity(ies) to which Mr. Yin and Ms. Huang are affiliated.

Financial Statements

Consolidated Statements of Cash Flows, page F-6

    19. Please tell us your basis in GAAP for presenting trading securities purchases and sales as an investing activity rather than an operating activity within the consolidated statements of cash flows for the periods presented. Please refer to ASC 230-10-45-19 and 45-20.

Notes to Consolidated Financial Statements

General

    20. We note your disclosure in the second paragraph on page 1 that you have two lines of businesses; as such, small and medium businesses and large businesses. Further, we note your discussion of the four revenue streams consisting of hardware, tax devices and services, software and IT services in management`s discussion and analysis of financial condition and results of operations on page 32. Based on this information, please tell us why either the two lines of businesses or the four product groups do not represent operating and/or reportable segments. In doing so, please tell us what consideration you gave to providing the disclosure pursuant to ASC 280.
 Xiaoyang Huang
HiTek Global Inc.
August 8, 2018
Page 5


Note 2   Basis of Presentation and Summary of Significant Accounting Policies

Revenue Recognition

Tax Devices and Services, page F-12

    21. We note your disclosure in the last paragraph on page 32 that the purchase of GTD is allowed only in conjunction with the subscription of the ACTCS software and its support services. Further, we note your disclosure in the third paragraph on page 39 that you entered into an agreement with China Aerospace Science and Technology Corporation to distribute ACTCS software and to sell the GTD device. Please tell us what consideration you gave to disclosing your revenue recognition policies specifically with respect to the
        GTD device and ACTCS software.

    22. We note that you are authorized by the State Taxation Bureau to carry out the implementation of ACTCS specialty hardware retailing and that the price of the GTD and the support services are determined by the National Development and Reform
        Commission. Given these considerations, please provide us with a detail analysis that supports your basis in GAAP for recognizing gross revenue for these tax device products and services. In doing so, please reference the indicators of gross revenue reporting as described in ASC 605-45-45-3 through 45-14. Further, please clarify to us what activities you perform in the implementation of ACTCS specialty hardware retailing.

Cost of Revenue, page F-13

    23. Please expand your accounting policies to disclose the types of expenses you include in the cost of revenues line item and the types of expenses that you include in the selling expenses and general and administrative expenses line items. In doing so, please disclose specifically whether you allocate depreciation expense, include inbound freight charges, purchasing and receiving costs, inspection costs, and other items in cost of revenues.

Research and Development Expenses, page F-14

    24. You disclose product development costs capitalized as of December 31, 2017 totaled
        $722,366 indicating these costs are included in prepaid expenses and other current assets.
        The total prepaid expenses and other current assets disclosed on your consolidated balance sheets is $397,760. Please advise or revise.

    25. Please explain the terms of the two software development contracts (for internal use), your commitments to additional costs under the contracts, and the basis for your accounting.
 Xiaoyang Huang
HiTek Global Inc.
August 8, 2018
Page 6


Recent Accounting Pronouncements

Recently Issued Accounting Pronouncements, page F-16

    26. Please revise your disclosure to clarify whether you adopted the updated accounting standards or when the updated standards are effective for you with respect to ASU No.
        2016-02, Leases; ASU No. 2016-15, Statement of Cash Flows; and ASU 2016-16,
        Income Taxes.

Note 11   Common Stock, page F-20

    27. We note your disclosure that you are authorized to issue 500,000,000 shares of $0.0001 par value common stock. Yet, in the second paragraph on page 63 you state that you are authorized to issue 400,000,000 Class A and 90,000,000 Class B ordinary shares, and
        10,000,000 preferred shares. Please revise the inconsistency in your disclosure. Please also revise the consolidated balance sheet on page F-3 to present for each class of stock, the number of authorized, issued and outstanding shares and the related dollar amounts.
        Lastly, similar revisions should be made to the consolidated statements of changes in equity on page F-5 for each class of stock outstanding and the related dollar amount.

Note 12   Income Taxes, page F-20

    28. We note the deferred tax expense in Note 12 differs from the deferred taxes presented in the consolidated statements of cash flows as an adjustment to reconcile net income to net cash provided by operating activities for the periods presented. Please revise or advise.

Uncertain Tax Positions, page F-22

    29. Please reconcile the inconsistency in your disclosure in the last paragraph on page F-14 that the Company had no uncertain tax positions as of December 31, 2017 and 2016 to the first paragraph on page F-22 that the Company did not have significant unrecognized uncertain tax positions as of and for the year ended December 31, 2017 and 2016.

Signatures, Page II-3

    30. We note that your registration statement has been signed by the company and your principal executive officer. It should also be signed by your principal financial officer, and your controller or principal accounting officer. Please refer to the signature page of
        Form F-1 and the related instructions.
 Xiaoyang Huang
HiTek Global Inc.
August 8, 2018
Page 7


        You may contact Yolanda Guobadia, Staff Accountant, at (202) 551-3562, or Donna
Di Silvio, Staff Accountant, at (202) 551-3202 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Attorney Adviser, at
(202) 551-3342, or me at (202) 551-3720 if you have questions regarding the comments.


                                                          Sincerely,

                                                          /s/ Mara L. Ransom

                                                          Mara L. Ransom
                                                          Assistant Director
                                                          Office of Consumer
Products